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                         January 3, 2024

       Christopher Hall
       President and Chief Executive Officer
       Personalis, Inc.
       6600 Dumbarton Circle
       Fremont, California, 94555

                                                        Re: Personalis, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 21,
2023
                                                            File No. 333-276206

       Dear Christopher Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Asa M. Henin, Esq.